UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2020

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2020

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

●	FORM F-3 (NO. 333-218254) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 26, 2017; AND
●	FORM F-3 (NO. 333-227942) ORIGINALLY FILED WITH THE SEC ON OCTOBER 23, 2018.

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2020 and 2019

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Operating revenues: (Notes 3, 4 and 12)
Time charter and bareboat revenues	$70,250	$70,908	$137,476	$141,456
Other income	9	14	607	15
Total revenues	70,259	70,922	138,083	141,471
Operating expenses: (Note 12)
Vessel operating expenses	13,112	15,301	28,746	29,757
Depreciation (Note 9)	22,451	22,429	44,824	44,860
General and administrative expenses	1,337	1,264	2,724	2,561
Total operating expenses	36,900	38,994	76,294	77,178
Operating income	33,359	31,928	61,789	64,293
Finance income (expense):
Interest income	3	233	121	471
Interest expense (Note 5)	(8,512)	(13,186)	(18,974)	(26,844)
Other finance expense (Note 5)	(199)	(286)	(307)	(404)
Realized and unrealized gain (loss) on derivative instruments (Note 6)	(3,092)	(10,318)	(26,782)	(16,247)
Net gain (loss) on foreign currency transactions	127	(192)	(297)	(218)
Total finance expense	(11,673)	(23,749)	(46,239)	(43,242)
Income before income taxes	21,686	8,179	15,550	21,051
Income tax expense (Note 8)	(3)	(3)	(6)	(6)
Net income	$21,683	$8,176	$15,544	$21,045
Series A Preferred unitholders’ interest in net income	$1,800	$1,800	$3,600	$3,600
General Partner’s interest in net income	368	118	221	322
Limited Partners’ interest in net income	19,515	6,258	11,723	17,123
Earnings per unit (Basic): (Note 14)
Common unit (basic)	$0.597	$0.191	$0.359	$0.524
General Partner unit (basic)	$0.597	$0.191	$0.359	$0.524
Earnings per unit (Diluted): (Note 14)
Common unit (diluted)	$0.582	$0.191	$0.359	$0.524
General Partner unit (diluted)	$0.597	$0.191	$0.359	$0.524

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2020 and 2019

(U.S. Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Net income	$21,683	$8,176	$15,544	$21,045
Other comprehensive income, net of tax	—	—	—	—
Comprehensive income	$21,683	$8,176	$15,544	$21,045

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2020, and December 31, 2019

(U.S. Dollars in thousands)

	At June 30, 2020	At December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents (Note 7)	$41,436	$43,525
Amounts due from related parties (Note 12)	1,728	2,687
Inventories	2,242	2,292
Derivative assets (Notes 6 and 7)	39	920
Other current assets	4,072	3,386
Total current assets	49,517	52,810

Long-term assets:
Vessels, net of accumulated depreciation (Note 9)	1,635,546	1,677,488
Right-of-use assets (Note 4)	1,516	1,799
Intangible assets, net (Note 10)	983	1,286
Derivative assets (Notes 6 and 7)	—	648
Accrued income	3,424	3,976
Total long term assets	1,641,469	1,685,197
Total assets	$1,690,986	$1,738,007

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 12)	$2,496	$2,730
Accrued expenses (Note 15)	4,755	6,617
Current portion of long-term debt (Notes 7 and 11)	83,523	83,453
Current lease liabilities (Note 4)	585	572
Current portion of derivative liabilities (Notes 6 and 7)	7,211	910
Income taxes payable	18	98
Current portion of contract liabilities	1,518	1,518
Prepaid charter	3,776	6,892
Amount due to related parties (Note 12)	1,250	1,212
Total current liabilities	105,132	104,002

Long-term liabilities:
Long-term debt (Notes 7 and 11)	870,150	911,943
Lease liabilities (Note 4)	931	1,227
Derivative liabilities (Notes 6 and 7)	23,987	5,133
Contract liabilities	2,927	3,685
Deferred tax liabilities (Note 8)	323	357
Total long-term liabilities	898,318	922,345
Total liabilities	1,003,450	1,026,347
Commitments and contingencies (Note 13)
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	587,562	611,241
General partner interest	10,710	11,155
Total partners’ capital	598,272	622,396
Total liabilities and equity	$1,690,986	$1,738,007

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

for the Three and Six Months Ended June 30, 2020 and 2019

(U.S. Dollars in thousands)

	Partners’ Capital		Accumulated		Serie A
		General	Other	Total	Convertible
	Common	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Income (Loss)	Capital	Units
Three Months Ended June 30, 2019 and 2020
Consolidated balance at March 31, 2019	$624,408	$11,402	$—	$635,810	$89,264
Net income	6,258	118	—	6,376	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2019	$612,965	$11,187	$—	$624,152	$89,264

Consolidated balance at March 31, 2020	$585,748	$10,675	$—	$596,423	$89,264
Net income	19,515	368	—	19,883	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2020	587,562	10,710	—	598,272	89,264

Six Months Ended June 30, 2019 and 2020
Consolidated balance at December 31, 2018	$631,244	$11,531	$—	$642,775	$89,264
Net income	17,123	322	—	17,445	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2019	$612,965	11,187	—	624,152	89,264

Consolidated balance at December 31, 2019	$611,241	$11,155	$—	$622,396	$89,264
Net income	11,723	221	—	11,944	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2020	$587,562	$10,710	$—	$598,272	$89,264

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2020 and 2019

(U.S. Dollars in thousands)

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2020	2019
OPERATING ACTIVITIES
Net income	$15,544	$21,045
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	44,824	44,860
Amortization of contract intangibles / liabilities	(456)	(456)
Amortization of deferred debt issuance cost	1,262	1,314
Drydocking expenditure	(2,666)	69
Income tax expense	6	6
Income taxes paid	(78)	(121)
Unrealized (gain) loss on derivative instruments	26,685	17,047
Unrealized (gain) loss on foreign currency transactions	(56)	30
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	959	(363)
Decrease (increase) in inventories	50	4
Decrease (increase) in other current assets	(699)	(71)
Decrease (increase) in accrued revenue	551	(567)
Increase (decrease) in trade accounts payable	(198)	(1,843)
Increase (decrease) in accrued expenses	(1,861)	(173)
Increase (decrease) prepaid charter	(3,116)	1,121
Increase (decrease) in amounts due to related parties	38	119
Net cash provided by operating activities	80,789	82,021

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(216)	—
Net cash used in investing activities	(216)	—

FINANCING ACTIVITIES
Repayment of long-term debt	(42,973)	(41,661)
Payment of debt issuance cost	(13)	21
Cash distribution	(39,668)	(39,668)
Net cash used in financing activities	(82,654)	(81,308)
Effect of exchange rate changes on cash	(8)	4
Net increase (decrease) in cash and cash equivalents	(2,089)	717
Cash and cash equivalents at the beginning of the period	43,525	41,712
Cash and cash equivalents at the end of the period	$41,436	$42,429

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

Pursuant to the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, and the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors (the “Board”) the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the Partnership’s IPO until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Board. From the first AGM, four of the seven Board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Board and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership accounts for acquisitions of businesses and assets under the purchase method of accounting and not as transfers of equity interests between entities under common control. All acquisitions have been consolidated into the Partnership’s results as of the date of acquisition. Please read Note 2—Summary of Significant Accounting Policies.

As of June 30, 2020, the Partnership had a fleet of sixteen shuttle tankers, the Windsor Knutsen , the Bodil Knutsen , the Recife   Knutsen , the Fortaleza Knutsen , the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen , the Dan Cisne , the Dan Sabia, the Ingrid   Knutsen , the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed long-term charter contracts to charterers, with expiration dates between 2020 and 2025. Please see Note 4—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of August 27, 2020, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $28.7 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2019, which are included in the Partnership’s Annual Report on Form 20-F (the “2019 20-F”).

(b) Significant Accounting Policies

Except as described below under (c) Recent Accounting Pronouncements - Adoption of new accounting standards ”, the accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2019, as contained in the Partnership’s 2019 20-F.

(c) Recent Accounting Pronouncements

Adoption of new accounting standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (or ASU 2016- 13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The new guidance is applicable to financial assets measured at amortized cost, including trade receivables, contract assets and net investment in financing leases and was effective for the Partnership from January 1, 2020, with a modified-retrospective approach. The adoption of ASU 2016-13 did not have a material impact on the consolidated financial statements.

Accounting pronouncements not yet adopted

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership is evaluating the impact of the guidance on the consolidated financial statements.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2020 and 2019, the Partnership’s fleet consisted of sixteen vessels and operated under twelve time charters and four bareboat charters. Under the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the applicable Vessel will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents consolidated revenues and percentages of revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and six months ended June 30, 2020 and 2019. All of these customers are subsidiaries of major international oil companies.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2020		2019		2020		2019
Eni Trading and Shipping S.p.A.	$10,953	16%	$11,134	16%	$22,088	16%	$22,146	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	11,249	16%	11,249	16%	22,498	16%	22,378	16%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	9,285	13%	9,282	13%	15,178	11%	18,463	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	20,512	29%	20,606	29%	41,236	30%	40,889	29%
Galp Sinopec Brasil Services B.V.	8,881	13%	8,881	13%	17,763	13%	17,584	12%

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy banking and financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, and derivative assets. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

4) Operating Leases

Revenues

The Partnership's primary source of revenues is chartering its shuttle tankers to its customers. The Partnership uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership's time-charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the vessel for the customers, which includes providing the crewing and other services related to the Vessel's operations, the cost of which is included in the daily hire rate, except when off hire.

The following table presents the Partnership's revenues by time charter and bareboat charters and other revenues for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2020	2019	2020	2019
Time charter revenues (service element included)	$59,001	$59,659	$114,978	$119,078
Bareboat revenues	11,249	11,249	22,498	22,378
Other revenues	9	14	607	15
Total revenues	$70,259	$70,922	$138,083	$141,471

As of June 30, 2020, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (service element of the time charter included):

(U.S. Dollars in thousands)
2020 (excluding the six months ended June 30, 2020)	$136,220
2021	248,418
2022	167,739
2023	63,918
2024	20,093
2025	8,581
Total	$644,969

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off-hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The Partnership’s fleet as of June 30, 2020 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2021 with Equinor Shipping Inc., a subsidiary of Equinor ASA, with options to extend until May 2024;
●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of Shell, until July 2014. From July 2014 until October 2015, the vessel was employed under a time charter with KNOT. Beginning in October 2015, the vessel commenced operations under a two-year time charter with Shell, with options to extend until 2023. In March 2019, the time charter contract was suspended until April 2020. During the suspension period, the Windsor Knutsen operated under a time charter contract with Knutsen Shuttle Tankers Pool AS on the same terms as the existing contract with Shell. Shell did not notify the Partnership by the due date of its intention to exercise its option to extend the time charter for the vessel. The charter will therefore expire in or around October 2020, the precise date to be fixed in accordance with the redelivery window as specified in the charter.
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”), with options to extend until January 2026;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2022 with Eni Trading and Shipping S.p.A. (“ENI”), with options to extend until August 2025;
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2022 with ENI, with options to extend until November 2024;
●	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;

●	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil (“ExxonMobil”), with options to extend until February 2029;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter that expires in January 2022 with a subsidiary of Shell, with options to extend until January 2032;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in April 2022 with a subsidiary of Shell, with options to extend until April 2032;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in September 2022 with a subsidiary of Shell, with options to extend until September 2032;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in September 2022 with Galp Sinopec Brazil Services B.V. (“Galp”), with options to extend until September 2028; and
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in March 2022 with Galp, with options to extend until March 2028.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of June 30, 2020, the right-of-use asset and lease liability for operating leases was $1.5 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for the three and six months ended June 30, 2020 was $0.2 million and $0.3 million respectively. As of June 30, 2020, the weighted average discount rate for the operating leases was 4.8% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of June 30, 2020, the weighted average remaining lease terms are 2.5 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of June 30, 2020 is as follows:

(U.S. Dollars in thousands)
2020 (excluding the six months ended June 30, 2020)	$322
2021	644
2022	644
Total	$1,610
Less imputed interest	94
Carrying value of operating lease liabilities	$1,516

5) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest cost as reported in the consolidated statements of operations for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2020	2019	2020	2019
Interest expense	$7,886	$12,529	$17,712	$25,530
Amortization of debt issuance cost and fair value of debt assumed	626	657	1,262	1,314
Total interest cost	$8,512	$13,186	$18,974	$26,844

(b) Other Finance Expense

The following table presents the components of other finance expense for three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2020	2019	2020	2019
Bank fees, charges	$137	$224	$184	$281
Commitment fees	62	62	123	123
Total other finance expense	$199	$286	$307	$404

6) Derivative Instruments

The unaudited condensed consolidated interim financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2020 and December 31, 2019, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $627.1 million and $561.8 million, respectively. As of June 30, 2020 and December 31, 2019, the carrying amount of the interest rate swaps contracts was a net liability of $31.2 million and $4.7 million, respectively. See Note 7—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates

As of June 30, 2020 and December 31, 2019, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK nil million and NOK 46.1 million, respectively. As of June 30, 2020 and December 31, 2019, the carrying amount of the Partnership’s foreign exchange forward contracts was a net liability of $nil million and net asset of $0.2 million, respectively. See Note 7—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2020	2019	2020	2019
Realized gain (loss):
Interest rate swap contracts	$(191)	$1,168	$12	$2,246
Foreign exchange forward contracts	(109)	(658)	(109)	(1,446)
Total realized gain (loss):	(300)	510	(97)	800
Unrealized gain (loss):
Interest rate swap contracts	(3,457)	(11,521)	(26,438)	(18,619)
Foreign exchange forward contracts	665	693	(247)	1,572
Total unrealized gain (loss):	(2,792)	(10,828)	(26,685)	(17,047)
Total realized and unrealized gain (loss) on derivative instruments:	$(3,092)	$(10,318)	$(26,782)	$(16,247)

7) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of June 30, 2020 and December 31, 2019. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$41,436	$41,436	$43,525	$43,525
Current derivative assets:
Interest rate swap contracts	39	39	674	674
Foreign exchange forward contracts	—	—	246	246
Non-current derivative assets:
Interest rate swap contracts	—	—	648	648
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	7,211	7,211	910	910
Non-current derivative liabilities:
Interest rate swap contracts	23,987	23,987	5,133	5,133
Long-term debt, current and non-current	959,842	959,842	1,002,813	1,002,813

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $6.2 million and $7.4 million as of June 30, 2020 and December 31, 2019 , respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of June 30, 2020 and December 31, 2019 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of June 30, 2020 and December 31, 2019 there is no restricted cash.
●	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 3.6 years and 4.0 years, as of June 30, 2020 and December 31, 2019 , respectively), (2) the notional amount of the swap contract (ranging from $7.7 million to $50.0 million as of June 30,2020 and ranging from $8.5 million to $50.0 million as of December 31, 2019), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% as of June 30, 2020 and from 1.38% to 2.90% as of December 31, 2019).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks, such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2020 and December 31, 2019:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2020	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$41,436	$41,436	$—	$—
Current derivative assets:
Interest rate swap contracts	39	—	39	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	7,211	—	7,211	—
Non-current derivative liabilities:
Interest rate swap contracts	23,987	—	23,987	—
Long-term debt, current and non-current	959,842	—	959,842	—

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2019	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$43,525	$43,525	$—	$—
Current derivative assets:
Interest rate swap contracts	674	—	674	—
Foreign exchange forward contracts	246	—	246	—
Non-current derivative assets:
Interest rate swap contracts	648	—	648	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	910	—	910	—
Non-current derivative liabilities:
Interest rate swap contracts	5,133	—	5,133	—
Long-term debt, current and non-current	1,002,813	—	1,002,813	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of June 30, 2020 and December 31, 2019.

8) Income Taxes

Components of Current and Deferred Tax Expense

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen.

The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year.

The taxes payable, mainly related to the entrance tax, are calculated based on the Norwegian corporate tax rate of 22% for 2020 and 2019, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 22% effective as from January 1, 2020 and January 1, 2019, respectively. Approximately $0.1 million of the entrance tax was paid both during the first quarter of 2020 and 2019. As of June 30, 2020 and December 31, 2019, UK income tax is presented as income taxes payable, while $0.3 million and $0.4 million is presented as non-current deferred taxes payable, respectively.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2020 and 2019 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2020	2019	2020	2019
Income before income taxes	$21,686	$8,179	$15,550	$21,051
Income tax (expense)	(3)	(3)	(6)	(6)
Effective tax rate	$0%	$0%	$0%	$0%

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, which relates to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of June 30, 2020 and December 31, 2019 there are no deferred tax assets recognized.

9) Vessels and Equipment

As of June 30, 2020 and December 2019, Vessels with a book value of $1,636 million and $1,677 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 11—Long-term debt.

	Vessels &	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	Net Vessels
Vessels, December 31, 2018	$2,130,423	$(363,343)	$1,767,080
Drydock costs	252	—	252
Disposals	(1,663)	1,663	—
Depreciation for the year	—	(89,844)	(89,844)
Vessels, December 31, 2019	$2,129,012	$(451,524)	$1,677,488
Additions	216	—	216
Drydock costs	2,666	—	2,666
Depreciation for the period	—	(44,824)	(44,824)
Vessels, June 30, 2020	$2,131,894	$(496,348)	$1,635,546

10) Intangible Assets

	Above market	Above market
	time charter	time charter	Total
(U.S. Dollars in thousands)	Tordis Knutsen	Vigdis Knutsen	intangibles
Intangibles, December 31, 2018	$911	$980	$1,891
Amortization for the year	(303)	(302)	(605)
Intangibles, December 31, 2019	$608	$678	$1,286
Amortization for the period	(152)	(151)	(303)
Intangibles, June 30, 2020	$456	$527	$983

The intangible for the above-market value of the time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date. The intangible for the above-market value of the time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date.

11) Long-Term Debt

As of June 30, 2020 and December 31, 2019, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2020	2019
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	$267,305	$282,360
$55 million revolving credit facility		26,279	26,279
Hilda loan facility	Hilda Knutsen	81,538	84,615
Torill loan facility	Torill Knutsen	85,000	88,333
$172.5 million loan facility	Dan Cisne, Dan Sabia	64,539	70,739
Raquel loan facility	Raquel Knutsen	55,340	57,955
Tordis loan facility	Tordis Knutsen	78,401	80,931
Vigdis loan facility	Vigdis Knutsen	79,666	82,196
Lena loan facility	Lena Knutsen	78,400	80,850
Brasil loan facility	Brasil Knutsen	54,139	57,281
Anna loan facility	Anna Knutsen	64,235	66,274
$25 million revolving credit facility		25,000	25,000
Total long-term debt		$959,842	$1,002,813
Less: current installments		85,945	85,945
Less: unamortized deferred loan issuance costs		2,422	2,492
Current portion of long-term debt		83,523	83,453
Amounts due after one year		873,897	916,868
Less: unamortized deferred loan issuance costs		3,747	4,925
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$870,150	$911,943

The Partnership’s outstanding debt of $959.8 million as of June 30, 2020 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remaining 2020	$42,973	—
2021	86,546	95,811
2022	71,210	236,509
2023	55,535	202,185
2024	13,873	123,393
2025 and thereafter	1,307	30,500
Total	$271,444	$688,398

As of June 30, 2020, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.8% to 2.4%.

12) Related Party Transactions

(a) Related Parties

Net income (expense) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2020 and 2019 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2020	2019	2020	2019
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$105	—	$4,883	—
Operating expenses:
Technical and operational management fee from KNOT Management to Vessels (2)	1,703	1,736	3,406	3,479
Operating expenses from other related parties (3)	66	—	229	—
General and administrative expenses:
Administration fee from KNOT Management (4)	244	314	474	648
Administration fee from KOAS (4)	165	174	323	345
Administration fee from KOAS UK (4)	31	30	61	60
Administration and management fee from KNOT (5)	40	42	85	85
Total income (expense)	$(2,144)	$(2,296)	$305	$(4,617)

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2020	2019
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (6)	$47	$—
Total	$47	$—
(1)	Time charter income from KNOT: On December 17, 2018, the Partnership's subsidiary that owns the Windsor Knutsen and Royal Dutch Shell ("Shell") agreed to suspend the vessel's time charter contract. The suspension period commenced March 4, 2019 and ended April 5, 2020, when the vessel was redelivered to Shell. During the suspension period, the Windsor Knutsen has been operating under a time charter contract with Knutsen Shuttle Tankers Pool AS on the same terms as the existing time charter contract with Shell.
(2)	Technical and operational management fee from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(3)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. AS Marin Elektro, a company that delivers electro installations on ships, offshore installations and thermophotgraphy. Marine Elektro is owned by Level Group AS, where Trygve Seglem and family together with members of the Group Management have significant influence. The transactions relates to drydocking and MSB service and thermophoto/IR inspections.

(4)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include the compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.
(5)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(6)	Drydocking supervision fee from KNOT and KOAS : KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

(b) Transactions with Management and Directors

See the footnotes to Note 12(a)—Related Party Transactions for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

(c) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2020	2019
Balance Sheet:
Trading balances due from KOAS	$372	$687
Trading balances due from KNOT and affiliates	1,356	2,000
Amount due from related parties	$1,728	$2,687
Trading balances due to KOAS	$(907)	$(840)
Trading balances due to KNOT and affiliates	(343)	(372)
Amount due to related parties	$(1,250)	$(1,212)

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d) Trade accounts payable

Trade accounts payable to related parties are included in total trade accounts payable in the balance sheet. The balances to related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2020	2019
Balance Sheet:
Trading balances due to KOAS	$290	$216
Trading balances due to KNOT and affiliates	732	685
Trade accounts payables to related parties	$1,022	$901

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2020	2019
Balance Sheet:
Trading balances due from KNOT and affiliates	$353	$105
Trading balances due from KOAS	674	—
Other current assets from related parties	$1,027	$105

13) Commitments and Contingencies

Assets Pledged

As of June 30, 2020 and December 31, 2019, Vessels with a book value of $1,636 million and $1,677 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 6—Derivative Instruments, Note 9 - Vessels and Equipment and Note 11—Long-Term Debt.

Claims and Legal Proceedings

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.15 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

14) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands, except per unit data)	2020	2019	2020	2019
Net income	$21,683	$8,176	$15,544	$21,045
Less: Series A Preferred unitholders’ interest in net income	1,800	1,800	3,600	3,600
Net income attributable to the unitholders of KNOT Offshore Partners LP	19,883	6,376	11,944	17,445
Less: Distributions (2)	18,034	18,034	36,068	36,068
Under (over) distributed earnings	1,849	(11,658)	(24,124)	(18,623)
Under (over) distributed earnings attributable to:
Common unitholders (3)	1,815	(11,442)	(23,679)	(18,279)
General Partner	34	(215)	(445)	(344)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	32,694	32,694	32,694	32,694
General Partner	615	615	615	615
Weighted average units outstanding (diluted) (in thousands):
Common unitholders (4)	36,596	32,694	36,648	32,694
General Partner	615	615	615	615
Earnings per unit (basic)
Common unitholders	$0.597	$0.191	$0.359	$0.524
General Partner	0.597	0.191	0.359	0.524
Earnings per unit (diluted):
Common unitholders (4)	$0.582	$0.191	$0.359	$0.524
General Partner	0.597	0.191	0.359	0.524
Cash distributions declared and paid in the period per unit (5)	0.520	0.520	1.040	1.040
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	0.520	0.520	1.040	1.040
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the three months ended June 30, 2020 and 2019 of $0.7 million and for the six months ended June 30, 2020 and 2019 of $1.4 million.
(3)	This includes the net income attributable to the IDR holder. The net income attributable to IDRs for the three months ended June 30, 2020 and 2019 was $0.7 million and for the six months ended June 30, 2020 and 2019 was $1.4.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the three and six months ended June 30, 2020 and 2019 does not reflect any potential common shares relating to the convertible preferred units since the assumed issuance of any additional shares would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

As of June 30, 2020, 73.5% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,036,226 common units) and 26.2% of such units were held directly by KNOT (in the form of 8,567,500 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.85% general partner interest (in the form of 615,117 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,750,000 Series A Convertible Preferred Units (“Series A Preferred Units”). Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units if the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

15) Accrued Expenses

The following table presents accrued expenses as of June 30, 2020 and December 31, 2019:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2020	2019
Operating expenses	$1,186	$855
Interest expenses	2,873	4,049
Other expenses	696	1,713
Total accrued expenses	$4,755	$6,617

16) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through August 27, 2020, the date at which the unaudited condensed consolidated interim financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On August 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2020 to all common unitholders of record on July 30, 2020. On August 13, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2020 in an aggregate amount equal to $1.8 million.

The charterer of the Windsor Knutsen, a subsidiary of Shell, did not notify the Partnership by the due date of its intention to exercise its option to extend the time charter for the vessel. The charter will therefore expire in or around October 2020, the precise date to be fixed in accordance with the redelivery window as specified in the charter. As a result the Partnership is currently exploring other options for the further chartering of the vessel with a number of potential charterers including to a subsidiary of KNOT for a potential charter term of six months, with an option for KNOT to extend for an additional six months.

After the balance sheet date, there continues to be significant macroeconomic uncertainty as a result of the Coronavirus (COVID-19) outbreak. The scale and duration of this development remains uncertain and could materially impact the Partnership's earnings and cash flow.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the interim periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 700 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of June 30, 2020, we had a modern fleet of sixteen shuttle tankers that operate under charters with major oil and gas companies engaged in offshore production. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Cash Distributions

On May 14, 2020, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2020 to all common unitholders of record on May 1, 2020. On May 14, 2020, the Partnership paid a cash distribution to the holders of Series A Convertible Preferred Units (the “Series A Preferred Units”) with respect to the quarter ended March 31, 2020 in an aggregate amount equal to $1.8 million.

On August 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2020 to all common unitholders of record on July 30, 2020. On August 13, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2020 in an aggregate amount equal to $1.8 million.

Extension of Torill Knutsen Charter

On April 20, 2020, Eni Trading and Shipping S.p.A. (“Eni”) exercised two of its one-year options to extend the time charter of the Torill Knutsen until November 2022. In connection with the early exercise by Eni of its options, the Partnership granted Eni a further option to extend the time charter by one additional one-year period. Eni now has the option to extend the time charter by two one-year periods until November 2024.

Windsor Knutsen Charter

The charterer of the Windsor Knutsen, a subsidiary of Royal Dutch Shell (“Shell”), did not notify the Partnership by the due date of its intention to exercise its option to extend the time charter for the vessel. The charter will therefore expire in or around October 2020, the precise date to be fixed in accordance with the redelivery window as specified in the charter. As a result the Partnership is currently exploring other options for the further chartering of the vessel with a number of potential charterers including to a subsidiary of KNOT for a potential charter term of six months, with an option for KNOT to extend for an additional six months.

Partnership Matters

The General Partner appointed Mr. Junya Omoto to replace Mr. Takuji Banno on the Partnership’s Board of Directors, effective April 1, 2020.

Covid-19

The outbreak of the coronavirus (“COVID-19”) has negatively affected global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers.

Although the Partnership's operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership's business, financial condition and results of operations is uncertain at this time. The virus outbreak has increased uncertainty in a number of areas of the Partnership’s business, including operational, commercial and financial activities.

The Partnership’s focus continues to be on ensuring the health and safety of employees while providing safe and reliable operations for customers. All crew on board and staff onshore are taking precautions with respect to social distancing, personal hygiene and other measures and following all local guidelines and regulations to minimize the spread of the virus. To date, the Partnership has not had any material service interruptions on its vessels as a result of COVID-19 and none of its vessels are planned to drydock in 2020.

Due to international travel restrictions, there have been challenges in respect of crew changes and maintenance support; however the Partnership has been able to carry out crew changes in both Europe and Brazil, crew changes continue to occur with regularity and maintenance has continued to be performed, or in some cases postponed, where it is safe and possible to do so. The majority of such difficulties are a result of either local lockdowns or transportation or logistical restrictions. The Partnership expects that it will incur somewhat higher crewing expenses to ensure appropriate mitigation actions are in place to minimize risks of outbreaks. The closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to further operational impacts that result in higher costs. It is possible that an outbreak onboard a vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership's vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership's obligations under its time charter contracts which in turn could result in off-hire or claims for the impacted period.

COVID-19 has placed downward pressure on economic activity and energy demand during the first and second quarters of 2020, and there remains significant uncertainty regarding near-term future oil demand and, therefore, shipping requirements. The fall in oil prices since the end of 2019 has caused many oil exploration and production companies, including certain of our customers, to cut their production forecasts for 2020 and beyond and / or reduce or delay planned future capital expenditures, particularly on new projects. This could have an impact on the demand for shuttle tankers in the short and medium term and, given the uncertainty around the continuation of the COVID-19 situation, this dampening of demand could persist in the long term. Such developments could affect the number of new offshore projects and the overall outlook for oil production, which could eventually and in turn impact the demand and pricing for shuttle tankers. Furthermore, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next two years.

Although the Partnership is exposed to the uncertainty of cash flows from its time charter contracts arising from the credit risk associated with the individual charterers, the Partnership believes that its charter contracts, all with subsidiaries of national oil companies and oil majors, largely insulates the Partnership from this risk in most scenarios. Notwithstanding, any extended period of non-payment or idle time between charters could adversely affect the Partnership’s future liquidity, results of operations and cash flows. The Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership's time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers.

Results of Operations

Three Months Ended June 30, 2020 Compared with the Three Months Ended June 30, 2019

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2020	2019	Change	% Change
Time charter and bareboat revenues	$70,250	$70,908	$(658)	(1)
Other income	9	14	(5)	(36)
Vessel operating expenses	13,112	15,301	(2,189)	(14)
Depreciation	22,451	22,429	22	—
General and administrative expenses	1,337	1,264	73	6
Interest income	3	233	(230)	(99)
Interest expense	(8,512)	(13,186)	(4,674)	(35)
Other finance expense	(199)	(286)	(87)	(30)
Realized and unrealized loss on derivative instruments	(3,092)	(10,318)	(7,226)	70
Net gain (loss) on foreign currency transactions	127	(192)	319	166
Income tax expense	(3)	(3)	—	—
Net income	21,683	8,176	13,507	165

Time Charter and Bareboat Revenues: Time charter and bareboat revenues decreased by $0.7 million to $70.3 million for the three months ended June 30, 2020 compared to $70.9 million for the three months ended June 30, 2019. The decrease was mainly due to reduced earnings from the Bodil Knutsen because of its reduced daily rate from May 2019, when the vessel began operating under its new time charter option, and a few days of off-hire for the Windsor Knutsen and the Lena Knutsen.

Other income: Other income for the three months ended June 30, 2020 was $9,000 compared to $14,000 for the three months ended June 30, 2019.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2020 were $13.1 million, a decrease of $2.2 million from $15.3 million in the three months ended June 30, 2019. The decrease is mainly attributable to lower operating cost on average for the fleet due to the strengthening of the U.S Dollar against the Norwegian Kroner (NOK).

Depreciation: Depreciation expense for the three months ended June 30, 2020 was $22.5 million, an increase of $22,000 from $22.4 million for the three months ended June 30, 2019.

General and administrative expenses: General and administrative expenses were $1.3 million for the three months ended June 30, 2020 and 2019.

Interest income: Interest income for the three months ended June 30, 2020 was $3,000, a decrease of $0.2 million from $0.2 million for the three months ended June 30, 2019.

Interest expense: Interest expense for the three months ended June 30, 2020 was $8.5 million, a decrease of $4.7 million from $13.2 million for the three months ended June 30, 2019. The decrease was mainly due to lower average LIBOR during the three months ended June 30, 2020 compared to the three months ended June 30, 2019.

Other finance expense: Other finance expense was $0.2 million for the three months ended June 30, 2020, a decrease of $0.1 million from $0.3 million for the three months ended June 30, 2019. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized loss on derivative instruments for the three months ended June 30, 2020 was $3.1 million, compared to a loss of $10.3 million for the three months ended June 30, 2019, as set forth in the table below:

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2020	2019
Realized gain (loss):
Interest rate swap contracts	$(191)	$1,168
Foreign exchange forward contracts	(109)	(658)
Total realized gain (loss):	(300)	510
Unrealized gain (loss):
Interest rate swap contracts	(3,457)	(11,521)
Foreign exchange forward contracts	665	693
Total unrealized gain (loss):	(2,792)	(10,828)
Total realized and unrealized gain (loss) on derivative instruments:	$(3,092)	$(10,318)

As of June 30, 2020, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $627.1 million. Of the unrealized loss for the three months ended June 30, 2020, $3.5 million is related to mark-to-market losses on interest rate swaps and an unrealized gain of $0.7 million is related to foreign exchange contracts. The unrealized losses in the three months ended June 30, 2020 were as a result of a decrease in the US swap interest rate.

Net gain (loss) on foreign currency transactions: Net gain on foreign currency transactions for the three months ended June 30, 2020 was $0.1 million compared to a loss of $0.2 million for the three months ended June 30, 2019.

Income tax expense: Income tax expense for the three months ended June 30, 2020 and 2019 remained consistent at $3,000.

Net income: As a result of the foregoing, we earned net income of $21.7 million for the three months ended June 30, 2020 compared to net income of $8.2 million for the three months ended June 30, 2019.

Six Months Ended June 30, 2020 Compared with the Six Months Ended June 30, 2019

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2020	2019	Change	% Change
Time charter and bareboat revenues	$137,476	$141,456	$(3,980)	(3)
Other income	607	15	592	3,947
Vessel operating expenses	28,746	29,757	(1,011)	(3)
Depreciation	44,824	44,860	(36)	0
General and administrative expenses	2,724	2,561	163	6
Interest income	121	471	(350)	(74)
Interest expense	(18,974)	(26,844)	(7,870)	(29)
Other finance expense	(307)	(404)	(97)	(24)
Realized and unrealized loss on derivative instruments	(26,782)	(16,247)	10,535	(65)
Net loss on foreign currency transactions	(297)	(218)	79	(36)
Income tax expense	(6)	(6)	—	0
Net income	15,544	21,045	(5,501)	(26)

Time Charter and Bareboat Revenues: Time charter and bareboat revenues decreased by $4.0 million to $137.5 million for the six months ended June 30, 2020 compared to $141.5 million for the six months ended June 30, 2019. This was principally due to (i) reduced revenue from the Raquel Knutsen due to a planned drydocking in the six months ended June 30, 2020 and reduced earnings from the Bodil Knutsen due to its reduced daily rate from May 2019 when the vessel began operating under its new time charter option. This was partially offset by one extra operational day in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 because of the leap year.

Other income: Other income for the six months ended June 30, 2020 was $0.6 million compared to $15,000 for the six months ended June 30, 2019. The increase was primarily due to additional income related to the Raquel Knutsen as a result of an agreement with the charter in connection with the scheduled drydocking, which finished in the six months ended June 30, 2020.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2020 were $28.7 million, a decrease of $1.0 million from $29.8 million in the six months ended June 30, 2019. The decrease was primarily due to a decrease of $1.9 million because of lower average operating costs due to stronger US Dollars against NOK. The decrease was partially offset by increased operating expenses for the Raquel Knutsen in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 because the vessel had a scheduled drydocking and incurred $0.8 million related to bunkers consumption.

Depreciation: Depreciation expense for the six months ended June 30, 2020 was $44.8 million, a decrease of $36,000 from $44.9 million in the six months ended June 30, 2019.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2020 were $2.7 million, compared to $2.6 million for the six months ended June 30, 2019.

Interest income: Interest income for the six months ended June 30, 2020 was $0.1 million, a decrease of $0.4 million compared to $0.5 million for the six months ended June 30, 2019. The decrease was mainly due to lower interest on average for all bank accounts.

Interest expense: Interest expense for the six months ended June 30, 2020 was $19.0 million, a decrease of $7.9 million from $26.8 million in the six months ended June 30, 2019. The decrease was mainly due to lower LIBOR rate on average and decreased leverage for the entire fleet.

Other finance expense: Other finance expense was $0.3 million for the six months ended June 30, 2020 compared to $0.4 million for the six months ended June 30, 2019. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized loss on derivative instruments for the six months ended June 30, 2020 was $26.8 million, compared to a loss of $16.2 million for the six months ended June 30, 2019 as set forth in the table below:

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2020	2019
Realized gain (loss):
Interest rate swap contracts	$12	$2,246
Foreign exchange forward contracts	(109)	(1,446)
Total realized gain (loss):	(97)	800
Unrealized gain (loss):
Interest rate swap contracts	(26,438)	(18,619)
Foreign exchange forward contracts	(247)	1 572
Total unrealized gain (loss):	(26,685)	(17,047)
Total realized and unrealized gain (loss) on derivative instruments:	$(26,782)	$(16,247)

The decrease in net realized and unrealized gain on derivative instruments was mainly due to a decrease in the US swap interest rate.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2020 was $0.3 million, compared to a $0.2 million loss for the six months ended June 30, 2019.

Income tax (expense): Income tax expense for the six months ended June 30, 2020 and 2019 was $6,000.

Net income: As a result of the foregoing, we earned net income of $15.5 million for the six months ended June 30, 2020 compared to net income of $21.0 million for the six months ended June 30, 2019.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

We estimate that we will spend in total approximately $44.0 million for drydocking and classification surveys for the twelve vessels under time charters in our fleet as of June 30, 2020 between 2020 and 2024. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

As of June 30, 2020, the Partnership had available liquidity of $70.1 million, which consisted of cash and cash equivalents of $41.4 million and undrawn capacity under the revolving credit facilities of $28.7 million. As of August 27, 2020, the revolving credit facilities had an undrawn capacity of $28.7 million.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of June 30, 2020, the Partnership’s net current liabilities were $55.6 million. Included in current liabilities are $83.5 million short term loan obligations that mature before June 30, 2021 and are therefore, presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership's financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities of $28.7 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital. The responses of governments around the world to manage the impact of the virus have led to lower interest rates and volatility in the prices of equities, bonds, commodities and their respective derivatives. The Partnership’s common unit price has declined significantly this year, mainly due to the impact of COVID-19 on the wider economy and sentiment in the energy and shipping sectors. In these current market conditions with lower unit prices, issuing new common equity is a less viable and more expensive option for accessing liquidity. The Partnership does not have long term debt maturing before August 2021. Should the Partnership be unable to obtain refinancing for this debt or other debt in the future, it may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Six Months Ended June 30, 2020 Compared with the Six Months Ended June 30, 2019

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2020	2019
Net cash provided by (used in) operating activities	$80,789	$82,021
Net cash provided by (used in) investing activities	(216)	—
Net cash provided by (used in) financing activities	(82,654)	(81,308)
Effect of exchange rate changes on cash	(8)	4
Net increase (decrease) in cash and cash equivalents	(2,089)	717
Cash and cash equivalents at the beginning of the period	43,525	41,712
Cash and cash equivalents at the end of the period	$41,436	42,429

Net cash provided by operating activities

Net cash provided by operating activities decreased by $1.2 million to $80.8 million in the six months ended June 30, 2020 compared to $82.0 million in the six months ended June 30, 2019. The decrease was primarily due to reduced revenue from the Raquel Knutsen due to planned drydocking in the six months ended June 30, 2020 and a decrease in working capital.

Net cash used in investing activities

Net cash used in investing activities was $0.2 million in the six months ended June 30, 2020 compared to $nil  in the six months ended June 30, 2019. The increase is mainly related to minor additions to vessels on the Torill Knutsen and the Hilda Knutsen.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2020 of $82.7 million mainly related to the following:

●Repayment of long-term debt of $43.0 million; and

●Payment of cash distributions of $39.7 million.

Net cash used in financing activities during the six months ended June 30, 2019 of $81.3 million mainly related to the following:

●Repayment of long-term debt of $41.7 million; and

●Payment of cash distributions of $39.7 million.

Borrowing Activities

Long-Term Debt

As of June 30, 2020, and December 31, 2019, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2020	2019
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	$267,305	$282,360
$55 million revolving credit facility		26,279	26,279
Hilda loan facility	Hilda Knutsen	81,538	84,615
Torill loan facility	Torill Knutsen	85,000	88,333
$172.5 million loan facility	Dan Cisne, Dan Sabia	64,539	70,739
Raquel loan facility	Raquel Knutsen	55,340	57,955
Tordis loan facility	Tordis Knutsen	78,401	80,931
Vigdis loan facility	Vigdis Knutsen	79,666	82,196
Lena loan facility	Lena Knutsen	78,400	80,850
Brasil loan facility	Brasil Knutsen	54,139	57,281
Anna loan facility	Anna Knutsen	64,235	66,274
$25 million revolving credit facility		25,000	25,000
Total long-term debt		$959,842	$1,002,813
Less: current installments		85,945	85,945
Less: unamortized deferred loan issuance costs		2,422	2,492
Current portion of long-term debt		83,523	83,453
Amounts due after one year		873,897	916,868
Less: unamortized deferred loan issuance costs		3,747	4,925
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$870,150	$911,943

The Partnership’s outstanding debt of $959.8 million as of June 30, 2020 is repayable as follows:

	Period	Balloon
(U.S. Dollars in thousands)	repayment	repayment
Remaining 2020	$42,973	—
2021	86,546	95,811
2022	71,210	236,509
2023	55,535	202,185
2024	13,873	123,393
2025 and thereafter	1,307	30,500
Total	$271,444	$688,398

As of June 30, 2020, the interest rates on our loan agreements were LIBOR plus a fixed margin ranging from 1.8% to 2.4%.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility

In September 2018, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), entered into new senior secured credit facilities (the “Multi-vessels Facility”) in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels.

The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Multi-vessel facility. The Partnership and the borrowers (except for the Partnership subsidiary that owns the Recife Knutsen and the Fortaleza Knutsen ) are guarantors, and the Multi-vessels Facility is secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

The Multi-vessels Facility contains the following financial covenants:

●	The aggregate market value of the Vessels shall not be less than 125% of the outstanding balance under the Multi-vessels Facility;

●	Positive working capital of the borrowers and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrowers and the guarantors were in compliance with all covenants under this facility.

Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

The Hilda Facility contains the following primary financial covenants:

●	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

●	Positive working capital of the borrower and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

In January 2018, the Partnership’s subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, entered into a new $100 million senior secured term loan facility (the “Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership.

The Torill Facility contains the following primary financial covenants:

●	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

●	Positive working capital of the borrower and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrower and the guarantor were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership’s acquisition of the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia. The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity in September 2023 and January 2024, respectively.

The Dan Cisne Facility and Dan Sabia Facility contain the following financial covenants:

●	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

●	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrowers and the guarantor were in compliance with all covenants under this facility.

Raquel Loan Facility

In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Raquel Facility”). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen. The Raquel Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Raquel Facility contains the following financial covenants:

●	Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

●	Minimum book equity ratio for the Partnership of 30%.

The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Tordis Loan Facility

In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen, as the borrower, entered into a secured loan facility (the “Tordis Facility”). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen. The Tordis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Tordis Facility contains the following financial covenants:

●	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

●	Positive working capital of the borrower and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Vigdis Loan Facility

In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the “Vigdis Facility”). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Vigdis Facility contains the following financial covenants:

●	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

●	Positive working capital of the borrower and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Lena Loan Facility

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen, as the borrower, entered into a secured loan facility (the “Lena Facility”). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Lena Facility contains the following financial covenants:

●	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

●	Positive working capital of the borrower and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Brasil Loan Facility

In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen, as the borrower, entered into a secured loan facility (the “Brasil Facility”). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen. The Brasil Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Brasil Facility contains the following financial covenants:

●	Market value of the Brasil Knutsen shall not be less than 125% of the of the outstanding balance under the Brasil Facility for the first four years, and 135% thereafter;

●	Positive working capital of the borrower and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of eight (8) vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of twelve (12) vessels;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Anna Loan Facility

In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen, as the borrower, entered into a secured loan facility (the “Anna Facility”). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen. The Anna Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors

The Anna Facility contains the following financial covenants:

●	Market value of the Anna Knutsen shall not be less than 130% of the aggregate outstanding balance under the Anna Facility at any time;

●	Positive working capital of the borrower and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility

In June 2019, KNOT Shuttle Tankers AS extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility matures in August 2021, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2020, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $291.3 million based on total interest-bearing debt outstanding of $959.8 million, less interest rate swaps of $627.1 million and less cash and cash equivalents of $41.4 million. Our interest rate swap contracts mature between July 2020 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.74%.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2020:

	Payments Due by Period
		Less than			More than
(U.S. Dollars in thousands)	Total	1 Year	1-3 Years	4-5 Years	5 Years
Long-term debt	$959,842	$85,945	$478,634	$395,263	$—
Interest commitments on long-term debt (1)	61,461	23,756	31,997	5,708	—
Interest rate swaps (2)	27,035	6,251	10,315	7,724	2,745
Operating lease commitments	1,610	644	966	—	—
Total	$1,049,948	$116,596	$521,912	$408,695	$2,745
(1)	The long-term debt obligations have been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2020, plus the applicable margin for all periods presented.
(2)	We have entered into interest rate swap contracts and under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest and payments and make fixed interest rate payments. The interest commitments on interest rate swaps have been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2020.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included in our 2019 20-F filed with the SEC.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange rate and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign currency exchange rate risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risk

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions that yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swap contracts to manage our exposure to interest rate risks. Interest rate swap contracts were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swap contracts are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swap contracts do not qualify for hedge accounting, and movements in their fair values are reflected in the statements of operations under “Realized and unrealized gain (loss) on derivative instruments.” Interest rate swap contracts that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of June 30, 2020, we were party to interest rate swap contracts with a combined notional amount of approximately $627.1 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.71% per annum and 2.90% per annum for all periods. The interest rate swap contracts mature between July 2020 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of June 30, 2020 are as follows:

	June 30, 2020
	Notional	Fair Value
(U.S. Dollars in thousands)	Amount	(asset)
Interest rate swap contracts	$627,141	$31,159

As of June 30, 2020, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $291.3 million based on our total interest-bearing debt of $959.8 million, less the notional amount of our floating to fixed interest rate swap contracts of $627.1 million and less cash and cash equivalents of $41.4 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.9 million on an annual basis as of June 30, 2020.

Foreign Currency Exchange Rate Risk

We and our subsidiaries have the U.S. Dollar as our functional and reporting currency, because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies, and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

●	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Net loss on foreign currency transactions;” and

●	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of June 30, 2020, and December 31, 2019, seven customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please read “Item 4. Information on the Partnership—Business Overview—Risk of Loss, Insurance and Risk Management” in our 2019 20-F.

RISK FACTORS

In addition to the other information set forth below and elsewhere in this Report on Form 6-K, you should carefully consider the risk factors discussed in “Item 3. Key Information—Risk Factors” in our 2019 20-F, which could materially affect our business, financial condition or results of operations.

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy and energy demand and may adversely affect our business.

The outbreak of the COVID-19 virus has negatively affected global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers.

Although the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership's business, financial condition and results of operations is not known at this time, the outbreak has increased uncertainty in a number of areas of the Partnership’s business, including operational, commercial and financial activities.

Governments in affected countries have imposed travel bans, quarantines and other emergency public health measures in response to COVID -19. As a result of these measures, the Partnership’s crew members and maintenance support workers have sometimes been restricted from travelling to or from or embarking or disembarking at ports or places affected by COVID-19. To date, the majority of these difficulties experienced by the Partnership have been due to either local lockdowns or transportation or logistical restrictions. The Partnership expects that it will incur somewhat higher crewing expenses to ensure appropriate mitigation actions are in place to minimize risks of outbreaks. The closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to further operational impacts that result in higher costs. It is possible that an outbreak onboard a vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership's vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership's obligations under its time charter contracts which in turn could result in off-hire or claims for the impacted period.

COVID-19 has placed downward pressure on economic activity and energy demand during the first and second quarters of 2020, and there remains significant uncertainty regarding near-term future oil demand and, therefore, shipping requirements. The fall in oil prices since the end of 2019 has caused many oil exploration and production companies, including certain of our customers, to cut their production forecasts for 2020 and beyond and / or reduce or delay planned future capital expenditures, particularly on new projects. This could have an impact on the demand for shuttle tankers in the short and medium term and, given the uncertainty around the continuation of the COVID-19 situation, this dampening of demand could persist in the long term.  Such developments could affect the number of new offshore projects and the overall outlook for oil production, which could eventually and in turn impact the demand and pricing for shuttle tankers. Furthermore, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next two years.

The Partnership is exposed to uncertainty of cash flows from its time charter contracts arising from the credit risk associated with the individual charterers. Any extended period of non-payment or idle time between charters could adversely affect the Partnership’s future liquidity, results of operations and cash flows. While the Partnership has not yet experienced any reduced or non-payments for obligations under its existing time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers, no assurance can be given that customers will continue to meet their obligations and will not request concessions or changes to payment terms in the future.

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital.   The responses of governments around the world to manage the impact of the virus have led to lower interest rates and volatility in the prices of equities, bonds, commodities and their respective derivatives. The Partnership’s common unit price has declined significantly this year, mainly due to the impact of COVID-19 on the wider economy and sentiment in the energy and shipping sectors. In these current market conditions with lower unit prices, issuing new common equity is a less viable and more expensive option for accessing liquidity. Although the Partnership does not have long term debt maturing  before August 2021, should it be unable to obtain refinancing for this debt or other debt in the future, it may not have sufficient funds or other assets to satisfy all of its obligations.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	the length and severity of the recent outbreak of COVID-19, including its impact on our business, cash flows and operations as well as the business and operations of our customers, suppliers and lenders;

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

●	KNOT’s and our ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

●	our ability to make or increase distributions on our common units and to make distributions on the Series A Preferred Units and the amount of any such distributions;

●	our ability to integrate and realize the expected benefits from acquisitions.

●	our anticipated growth strategies;

●	the effects of a worldwide or regional economic slowdown;

●	turmoil in the global financial markets;

●	fluctuations in currencies and interest rates;

●	fluctuations in the price of oil;

●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

●	our future financial condition or results of operations and future revenues and expenses;

●	the repayment of debt and settling of any interest rate swaps;

●	our ability to make additional borrowings and to access debt and equity markets;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	our ability to maintain long-term relationships with major users of shuttle tonnage;

●	our ability to leverage KNOT’s relationships and reputation in the shipping industry;

●	our ability to purchase vessels from KNOT in the future;

●	our continued ability to enter into long-term charters, which we define as charters of five years or more;

●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

●	the financial condition of our existing or future customers and their ability to fulfill their charter obligations;

●	timely purchases and deliveries of newbuilds;

●	future purchase prices of newbuilds and secondhand vessels;

●	any impairment of the value of our vessels;

●	our ability to compete successfully for future chartering and newbuild opportunities;

●	acceptance of a vessel by its charterer;

●	termination dates and extensions of charters;

●	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

●	our general and administrative expenses and fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

●	the anticipated taxation of KNOT Offshore Partners and distributions to our unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	Marshall Islands economic substance requirements;

●	our ability to retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;

●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

●	future sales of our securities in the public market;

●	our business strategy and other plans and objectives for future operations; and

●	other factors listed from time to time in the reports and other documents that we file with the SEC.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2019 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: August 27, 2020	By:	/s/ Gary Chapman
		Name:	Gary Chapman
		Title:	Chief Executive Officer and Chief Financial Officer